# FORM 4

## UNITED STATES SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

## STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

___ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).

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(Print or Type Responses)

| 1. Name and Address of Reporting Person* | 2. Issuer Name and Ticker or Trading Symbol | 6. Relationship of Reporting Person(s) to Issuer (Check all applicable) |
|---|---|---|
| **VANDERKOLK, BRETT R.** <br> _____ <br> (Last) (First) (Middle) | **Irwin Financial Corporation (IFC)** | ____Director    ____10% owner <br> **X** Officer (give title below)    ____Other <br> (Specify below) |

| | 3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary) | 4. Statement for (Month/Day/Year) **4/28/03** | **TITLE:  VICE PRESIDENT AND TREASURER** |
|---|---|---|---|
| **500 Washington Street** <br> (Street) | | | |
| **Columbus, IN 47201** <br> (City) (State) (Zip) | | 5. If Amendment, Date of Original (Month/Day/Year) | 7. Individual or Joint Group Filing (Check Applicable Line) <br> **X** Form filed by One Reporting Person <br> ____Form filed by More than One Reporting Person |

### Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

| 1. Title of Security (Instr. 3) | 2. Transaction Date (Month/Day/Year) | 2A. Deemed Execution Date, if any (Month/Day/Year) | 3. Transaction Code (Instr. 8) | | 4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5) | | | 5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4) | 6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4) | 7. Nature of Indirect Beneficial Ownership (Instr. 4) |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | Code | V | Amount | (A) or (D) | Price | | | |
| COMMON STOCK | | | | | | | | 419 (3) | D | |
| COMMON STOCK | | | | | | | | 449 (2) | I | BY 401(k) |
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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.  *If the form is filed by more than one reporting person, *see* Instruction 4(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

**Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned**
**(e.g. puts, calls, warrants, options, convertible securities)**

| 1. Title of Derivative Security (Instr. 3) | 2. Conversion or Exercise Price of Derivative Security | 3. Transaction Date (Month/ Day/ Year) | 3A. Deemed Execution Date, if any (Month/ Day/ Year) | 4. Transaction Code (Instr. 8) | | 5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5) | | 6. Date Exercisable and Expiration Date (Month/Day/ Year) | | 7. Title and Amount of Underlying Securities (Instr. 3 and 4) | | 8. Price of Derivative Security (Instr. 5) | 9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4) | 10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4) | 11. Nature of Indirect Beneficial Ownership (Instr. 4) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | Code | V | (A) | (D) | Date Exercisable | Expiration Date | Title | Amount or Number of Shares | | | | |
| NON-QUALIFIED STOCK OPTION (RIGHT TO BUY) | $22.46000 | 4/24/03 | | A | | 10,300 | | (1) | 4/24/13 | COMMON STOCK | 10,300 | | 10,300 | D | |
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Explanation of Responses: **See continuation page(s) for footnotes**

/S/ ELLEN Z. MUFSON                4/25/03

_____        _____

**Signature of Reporting Person                Date
BY: ELLEN Z. MUFSON, ATTORNEY IN FACT
FOR: BRETT R. VANDERKOLK**

FORM 4 (continued)

VANDERKOLK, BRETT R.                                                    Irwin Financial Corporation (IFC)
500 Washington Street                                                  4/28/2003
Columbus IN 47201


**FOOTNOTES:**

**(1)  The Plan provides for phased in vesting or rights to exercise granted stock options.  In the year of the grant, optionee may exercise 25% of total options granted.  In each of the three years immediately following the year of the grant optionee may exercise an additional 25% of the options granted.  Grant of option was made to reporting person in transaction exempt under Rule 16b-3.**

**(2)  Includes 80 additional shares acquired through participation in the Irwin Financial Corporation Employees' Savings Plan (401k Plan).  Shares noted are as of 4/21/03.  The number reported is the nearest whole number of shares.**

**(3)  Between 1/1/03 and 4/18/03, the reporting person acquired 2 shares of Irwin Financial Corporation common stock under the Irwin Financial Corporation Employees' Stock Purchase Plan.  The information in this report is as of 4/18/03.  The Plan provides for the purchase of fractional shares.  The number reported is the nearest whole number.**